Exhibit 99.B(m)(4)(b)

SCHEDULE I

TO

DISTRIBUTION AND SERVICE PLAN

FOR

CLASS C SHARES OF THE VICTORY PORTFOLIOS

DATED FEBRUARY 26, 2002

This Plan shall be adopted with respect to Class C Shares of the following series of The Victory Portfolios:

Fund		Rate*
1.	Balanced Fund	1.00	%**
2.	Diversified Stock Fund	1.00	%**
3.	Fund for Income	1.00	%**
4.	Global Equity Fund	1.00	%**
5.	International Fund	1.00	%**
6.	International Select Fund	1.00	%**
7.	Large Cap Growth Fund	1.00	%**
8.	Special Value Fund	1.00	%**
9.	Value Fund	1.00	%**

*	Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

**	Of this amount, no more than the maximum amount permitted by NASD Conduct Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

As of December 2, 2009

THE VICTORY PORTFOLIOS

By:
Christopher K. Dyer
Secretary

Accepted:

VICTORY CAPITAL MANAGEMENT INC.

By:
David C. Brown
Senior Managing Director